

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 20, 2010

<u>Via Facsimile (917) 777-2116 and U.S. Mail</u>

Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

**RE: Vitacost.com, Inc.
Preliminary Revised Proxy Statement
Filed May 17, 2010 by Great Hill Investors, LLC et. al.
File No. 001-34468**

Dear Mr. Grossman:

We have reviewed the above-referenced filing and have the following comments.

<u>Preliminary Revised Proxy Statement</u>

<u>Cover Letter</u>

1.   We note your response to prior comment 2 and your indication that the Great Hill entities
are making the solicitation and are responsible for the adequacy and accuracy of the
disclosure. Note that Section 14(a) and Regulation 14A of the Securities Exchange Act
of 1934 prohibits any person from soliciting or permitting the use of that person's name
to solicit proxies without filing a Schedule 14A and furnishing a proxy statement to
security holders. Since Mr. Gaffney, Mr. Jung, Mr. Kumin and Mr. Stibel are
participants in the solicitation, they must be included in the cover page of the Schedule
14A as filing persons.

2.   Please tell us, with a view toward revised disclosure, whether Delaware law and the
company's bylaws would dictate that in the event three or fewer of your nominees are
elected that such nominees could only serve until the next annual meeting.

3.   Please revise to provide the disclosure required by Item 21(b) of Schedule 14A.

<u>Background of the Consent Solicitation, page 4</u>

4.   Please revise the disclosure relating to your Schedule 13D amendment filed on May 11,
2010 that states you filed the schedule to "disclose these actions" in reference to both the

filing of the preliminary proxy statement and the delivery of a letter to the company. We note that the Schedule 13D does not refer to the delivery of the letter to the company.

Certain Effects of the Consent Solicitation, page 13

5.   We note the response to prior comment 9 and we reissue it. We note that the information is necessary to quantify the payments due each executive is publicly available through EDGAR. We also note that, while Item 7 of Schedule 14A does not apply to you by its terms, the disclosure of this information is material to security holders making an informed voting decision with respect to your proposals.

Closing Information

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions